SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Press August 5, 2015 and September 2, 2015, we hereby inform our shareholders and the market in general the following:

The Board of Directors of our subsidiary Eletrobras Termonuclear SA (“Eletronuclear”) elected, on this date, Mr. Pedro José Diniz Figueiredo, then Chief Operations and Comercialization Officer and acting CEO, as CEO of Eletronuclear for the remaining term mandate and to replace him as Chief Operations and Comercialization Officer, also for the remaining term mandate, Mr. João Carlos da Cunha Bastos.

In addition, Eletronuclear decided by the (i) interruption, for a period of ninety (90) days that may be extended for up to 120 (one hundred twenty) days, the agreement signed with Construtora Andrade Gutierrez, relating to the execution of civil works Angra 3 power plant, starting from the formal notification to be made to the mentioned company and (ii) temporary interruption of contracts for the construction of the Angra 3 power plant, for a period of ninety (90) days that may be extended for up to 120 (one hundred twenty ) days.

The interruption of the contracts in question, by decision of Eletronuclear, does not imply any resolution or future consent of such contracts. It is merely temporary measure justified by the exceptional situation.

The Company will keep the market informed of any material evolution of the facts.

Rio de Janeiro, September 28, 2015.

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.